January 25, 2013

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.

Form 10-K for the Year Ended January 1, 2012

Filed March 1, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 8, 2012

Form 8-K

Filed August 13, 2012

File No. 1-14260

Dear Mr. Decker:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated January 10, 2013, regarding the above referenced Form 10-K for the Year Ended January 1, 2012 (the “Form 10-K”), Form 10-Q for the Period Ended September 30, 2012 (the “Form 10-Q”) and Form 8-K filed August 13, 2012 (the “Form 8-K”). The Company’s management respectfully requests that the Company be permitted to make any necessary changes in future filings beginning with the Form 10-K for the year ended December 31, 2012, as provided in the Staff’s comment 1. and our response to comment 1 below. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the Year Ended January 1, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings as appropriate.

Response:

GEO acknowledges the Staff’s comment and it will revise its future filings as indicated in the responses below, including interim filings as applicable.

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

Management’s Discussion and Analysis

Introduction, page 52

2.	We note your response to comment two from our letter dated November 20, 2012. You propose to present the amounts by which revenues and earnings per share would increase if all of your idle facilities were to be activated at your average per diem rate. Please expand your disclosure to fully address the following:

•	Clarify the average amount of time facilities remain idle;

•	Clarify, if true, that there are no firm commitments or agreements in place to activate these facilities; and

•

It appears that other significant assumptions separate from your average per diem rate were used to derive these amounts. Please expand your disclosure to fully explain all significant assumptions you utilize and your basis for such assumptions.

Response:

The Company intends to add the following disclosure related to idle facilities in the Results of Operations and Outlook sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic filings (proposed addition is underlined and italicized).

Idle Facilities

  We are currently marketing approximately 7,700 vacant beds at nine of our idle facilities to potential customers. The annual carrying cost of idle facilities in 2012 is estimated to be $16.6 million, including depreciation expense of $8.1 million. As of January 1, 2012, these facilities had a net book value of $297.3 million and had been vacant for an average of 9 months. We currently do not have any firm commitment or agreement in place to activate these facilities. Historically, some facilities have been idle for multiple years before they received a new contract award. Currently, our North Lake Correctional Facility located in Baldwin, MI and our Great Plains Correctional Facility located in Hinton, OK have been idle the longest of our idle facility inventory. Both facilities have been idle since October of 2010. These idle facilities are all included in the U.S. Corrections & Detention segment. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if all of these idle facilities were to be activated using our U.S. Corrections & Detention average per diem rate in 2011, (calculated as the U.S. Corrections & Detention revenue divided by the number of U.S. Corrections & Detention mandays) and based on the average occupancy rate in our U.S Corrections & Detention facilities for 2011, we would expect to receive incremental revenue of approximately $150 million and an increase in earnings per share of approximately $0.30 to $0.35 per share based on our average U.S. Corrections & Detention operating margin.

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

Financial Statements

Notes to the Financial Statements

Note 15. Comments and Contingencies

Litigation, Claims and Assessments, page 130

3.	We note your response to comment seven from our letter dated November 20, 2012. In a similar manner to your response, please disclose the pre-judgment interest rate and your current belief as to whether you would be required to pay interest.

Response:

The Company intends to add the following disclosure related to the pre-judgment interest rate and our belief as to whether or not the Company would be required to pay interest in its periodic filings (proposed addition is underlined and italicized).

15. Commitments and Contingencies

Litigation, Claims and Assessments

  In June 2004, the Company received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities formerly operated by its Australian subsidiary. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In August 2007, a lawsuit (Commonwealth of Australia v. Australasian Correctional Services PTY, Limited No. SC 656) was filed against the Company in the Supreme Court of the Australian Capital Territory seeking damages of up to approximately AUD 18 million or $18.4 million based on exchange rates as of January 1, 2012, plus interest. The pre-judgment interest rate in Australia is currently 7.5% per annum. The Company believes that it has several defenses to the allegations underlying the litigation and the amounts sought and intends to vigorously defend its rights with respect to this matter. The Company has established a reserve based on its estimate of the most probable loss based on the facts and circumstances known to date and the advice of legal counsel in connection with this matter. The accrued reserve assumes a financial settlement of this litigation which would not require payment of pre-judgment interest. Although the outcome of this matter cannot be predicted with certainty, based on information known to date and the Company’s preliminary review of the claim and related reserve for loss, the Company believes that, if settled unfavorably, this matter could have a material adverse effect on its financial condition, results of operations or cash flows. The Company is uninsured for any damages or costs that it may incur as a result of this claim, including the expenses of defending the claim.

Form 10-Q for the Period Ended September 30, 2012

Note 8. Discontinued Operations, page 12

4.	We note your response to comment eight from our letter dated November 20, 2012. Please help us better understand the analysis you perform pursuant to ASC 205-20-45-1 to determine whether the

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

termination of a management contract should be reflected as discounted operations. Your response should address the following:

•	Please clarify how you determine what the component of an entity is pursuant to ASC 205-20-20 in your analysis;

•

Your response refers to your evaluation of the overall relationship with the customer. Please provide a better explanation of what this evaluation consists of, including what kinds of continuing relationships you have with customers and how you evaluate these relationships. Please further clarify in what types of situations your evaluation would result in the termination of a management contract being reflected as discontinued operations versus those types of situations which would not. Please also clarify whether you consider your relationship with the customer solely in regards to the facility for which the management contract was terminated or whether you consider your relationship with the customer related to other facilities as well; and

•

Please provide us with an example of a situation in which you treated the termination of a management contract as a discounted operation as well as an example in which you did not treat the termination as a discounted operation.

Response:

Pursuant to ASC 205-20-20, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company views our relationship with a customer as the component of an entity which may encompass more than one facility contract. Our customer relationship with the client is represented by an ability to continue generating significant cash flows from our contract(s) with the customer and our continuing involvement in the operations of the customer after an event has occurred that must be reviewed to see if it qualifies for discontinued operations reporting.

The Company previously stated in our response to comment eight from the SEC Comment letter dated November 20, 2012 that we would add a Discontinued Operations Critical Accounting Policy. We have revised the second paragraph of the proposed disclosure provided in our prior response letter, dated December 21, 2012. The proposed Discontinued Operations Critical Accounting Policy is as follows (proposed addition is underlined and italicized):

Discontinued Operations

  We report the results of operations of a component of an entity that either has been disposed of or is classified as held for sale or where the management contracts with that component have terminated either by expiration or otherwise in discontinued operations. We present such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as we do not have any significant continuing involvement in the operations of the component after the disposal or termination transaction.

  When a component of an entity has been disposed of or classified as held for sale or a management contract is terminated, we look at our overall relationship with the customer. If the operations or cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the transaction and the entity will not have significant continuing involvement in the operations of the component after the transaction, the results of operations of the component of an entity are reported in discontinued operations. If we will continue to maintain a relationship generating significant cash flows and having continuing involvement with the customer, the disposal, the asset held for sale classification or the loss of the management contract(s) is not

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

treated as discontinued operations. If the disposal, the asset held for sale classification or the loss of the management contract(s) results in a loss in the overall customer relationship as no future significant cash flows will be generated and we will have no continuing involvement with the customer, the results are classified in discontinued operations.

If there has been a disposal event, an event treated as an asset held for sale or a management contract termination, and the Company still has the ability to generate significant cash flows with the client due to the fact that we have at least one management contract remaining with the customer and the Company desires and expects to continuing doing business with the client, and as such, still has continuing involvement in the operations of the component, we would not treat this event as discontinued operations. If we do not have at least one contract remaining with the customer and, therefore, are no longer able to generate significant cash flows with the customer and do not expect or desire to continue the business relationship and, as such, will have no continuing involvement in the operations of the component, this event would be reported as discontinued operations. The Company will provide the following examples to help explain our determination of the component of an entity.

The Company’s lost contracts with the California Department of Corrections and Rehabilitation (“CDCR”) is an example of an event that did not trigger discontinued operations treatment. See the excerpt below from our Form 10-K on page 131:

On July 11, 2011, the Company announced that the State of California decided to implement its Criminal Justice Realignment Plan, which is expected to delegate tens of thousands of low level state offenders to local county jurisdictions in California effective October 1, 2011. As a result of the implementation of the Realignment Plan, the State of California has decided to discontinue contracts with Community Correctional Facilities which currently house low level state offenders across the state. The Company received written notice from the California Department of Corrections and Rehabilitation regarding the cancellation of its agreements for the housing of low level state offenders at three of its facilities: (i) the company-leased 305-bed Leo Chesney Community Correctional Facility which was terminated effective September 30, 2011; (ii) the company-owned 625-bed Central Valley Modified Community Correctional Facility which was terminated effective October 12, 2011; and (iii) the company-owned 643-bed Desert View Modified Community Correctional Facility which terminated effective November 30, 2011. . . Included in revenue for the fiscal year ended January 1, 2012 is $26.4 million of revenue related to these terminated contracts.

The Company announced that the State of California had decided to discontinue management contracts at three of our facilities which are part of our U.S. Corrections & Detention reporting segment. The Company analyzes the facts pursuant to ASC 201-20-45-1 to determine whether or not the termination of a management contract would be reported as discontinued operations. Our analysis consists of a four step process. We first examine whether or not continuing direct cash flows are expected to be generated by the ongoing entity. In this case, we continue to have a significant management contract with the State of California in our U.S Corrections & Detention segment as well as other contracts in other segments. We then examine whether or not cash flows result from a migration or continuation of activities. The Company continues to provide a similar service in an active market to the State of California under remaining contracts after the termination of three of our contracts which is partially due to migration as well as a continuation of activities as the geographic region of services with this customer encompasses the State of California. The Company then reviews the continuing direct cash flows to see if they are significant. In the case of California, the Company feels the cash flows are significant due to the remaining cash inflows related to our remaining management contracts with the State. The final step in the process is to determine if the Company will have significant continuing involvement in the operations of the component. Due to the contractual terms of our remaining management contracts with the State of California, we still

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

have the ability to influence the operating or financial policies of the remaining management contracts with the State of California. It should also be noted that the Company continues to own assets (facilities) that were used to generate cash flows related to these contracts prior to their termination.

The Company’s discontinuation of all of its management contracts with the Mississippi Department of Corrections (“MDOC”) is an example of an event that did trigger discontinued operations treatment. See the excerpt below from our Form 10-Q on page 12:

Note 8 Discontinued Operations

  U.S. Corrections & Detention: On April 19, 2012, the Company announced its discontinuation of its managed-only contract with the State of Mississippi, Department of Corrections for the 1,500-bed East Mississippi Correctional Facility (“East Mississippi”) effective July 19, 2012. In connection with the discontinuation of East Mississippi, the Company has also discontinued its managed-only contracts with the State of Mississippi, Department of Corrections for the 1,000-bed Marshall County Correctional Facility effective August 13, 2012, and the 1,450-bed Walnut Grove Youth Correctional Facility effective July 1, 2012. Revenues related to the discontinued operations through their respective disposition dates, were $2.4 million and $11.2 million, for the thirteen weeks ended September 30, 2012 and October 2, 2011, respectively and $24.7 million and $33.6 million for the thirty-nine weeks ended September 30, 2012 and October 2, 2011, respectively. Loss from discontinued operations includes a charge of $1.1 million of insurance liability claims for the thirteen weeks and thirty-nine weeks ended September 30, 2012 which is directly related to these discontinued operations. All income (loss) from discontinued operations included in the consolidated statements of comprehensive income is attributable to The Geo Group, Inc.

The Company announced the discontinuation of all of its management contracts with MDOC. Our analysis consists of the same four step process. We first examine whether or not continuing direct cash flows are expected to be generated by the ongoing entity. In this case, we do not have any remaining management contracts with the State of Mississippi in our U.S Corrections & Detention segment or other significant contracts in other segments. We then examine whether or not cash flows result from a migration or continuation of activities. The Company does not provide a similar service in an active market as we have no remaining contracts with the State of Mississippi at this time. The Company then reviews the continuing direct cash flows to see if they are significant. This step is not applicable as there are no continuing cash flows with the State of Mississippi. The final step in the process is to determine if the Company will have significant continuing involvement in the operations of the component. Due to the fact that we have no remaining obligations or remaining contracts with the State of Mississippi, we do not have the ability to influence the operating or financial policies of the State of Mississippi. It should also be noted that the Company has no remaining assets related to these contracts and either moved, disposed of or wrote off any assets related to these contracts.

Mr. Rufus Decker, Accounting Branch Chief

January 25, 2013

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely,

AKERMAN SENTERFITT

/s/ Jose Gordo
Jose Gordo
For the Firm

cc:	Securities and Exchange Commission

Jeanne Baker, Assistant Chief Accountant

Nudrat Salik, Staff Accountant

The GEO Group, Inc.

John J. Bulfin, Esq., Senior Vice President and General Counsel

Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt

Stephen K. Roddenberry, Esq.

Esther L. Moreno, Esq.